Exhibit 99.1

Nuvini to Acquire 51% Controlling Stake in
the American business of Beyondsoft Corporation,
Creating a $148M Global Technology Platform

~ Transformative Combination is Expected to Create a ~$148M Pro Forma Revenue Global Technology Platform Spanning 15 Countries ~

~ Transaction Unlocks Access to Blue-Chip Enterprise Clients and Accelerates Global AI Strategy ~

“~ Acquisition Expected to Increase Pro Forma Revenue 4x to $148M ~

NEW YORK, April 6, 2026 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading serial acquirer and operator of B2B software companies, announced today that it has entered into a definitive agreement to acquire a 51% controlling interest in the American business of Beyondsoft Corporation (“Target”), , a global IT consulting and technology services firm. The transaction represents Nuvini’s largest and most strategic acquisition to date, creating a combined technology platform with expected revenues for FY 2025 of approximately $148 million on a pro forma combined basis.

Transaction Highlights

Under the terms of the agreement, Nuvini will acquire a 51% controlling interest in the Target The total consideration for the 51% controlling interest is expected to be approximately $80.7 million (subject to closing adjustments), implying an enterprise value of approximately $158 million, or 1.4x 2025 revenues. The consideration will be paid in two equal installments: (i) 50% of the total consideration, together with all interest accrued on the total consideration from the closing date, is due on or before December 31, 2026, and (ii) the remaining 50%, together with all accrued interest on the unpaid balance, is due on or before December 31, 2029. Beyondsoft Corporation will retain a 49% minority stake in the Target. Specific financial terms will be disclosed in the Company’s 6-K filing with the SEC.

Strategic Rationale

The combination is driven by a clear strategic logic: Target is expected to be a high-performing IT services business projecting $112 million in FY2025 revenue, supported by over 1,000 employees and longstanding enterprise relationships with industry leaders.

To enhance its service to global blue-chip enterprises and advance its expansion in the Latin American market, Nuvini will partner with Target to penetrate new markets and broaden its customer base.

Combined Platform and Growth Roadmap

The combined entity will bring together Nuvini’s robust portfolio of seven B2B SaaS companies, serving over 22,400 customers in 15 countries, with Target ’s elite enterprise IT consulting practice, which serves 30+ major blue-chip clients. The transaction creates significant revenue synergy opportunities across multiple key growth engines:

●	Cross-Selling Synergies: Deploying Nuvini’s SaaS solutions to Target ’s enterprise client base and introducing Target ’s IT services to Nuvini’s expansive LATAM customer network.

●	Global Expansion: Expanding Target ’s highly successful sales operations for clients from Brazil into the North American market.

●	Data Center Automation: Scaling new high-growth service lines, starting with key clients.

●	Global Delivery Network: Leveraging a unified workforce of over 1,000 employees providing true global operation.

Talent and Culture

Consistent with Nuvini’s established approach of empowering its portfolio companies with operational autonomy, Target ’s highly experienced leadership team and existing business unit heads will retain full operational authority to ensure business continuity and uninterrupted service for all enterprise clients.

Management Commentary

“This transaction represents a transformational moment for Nuvini,” said Pierre Schurmann, Founder and Chief Executive Officer of Nuvini. “By combining Target ’s world-class enterprise relationships and IT services capabilities with Nuvini’s scalable SaaS portfolio and AI innovation platform, we are creating a uniquely positioned, globally diversified technology company. This is exactly the kind of strategic, value-creating acquisition that our model was built for.”

“The integration of Target ’s robust IT service delivery with Nuvini’s agile operational framework will unlock unprecedented value,” said Gustavo Usero, Chief Operating Officer of Nuvini. “Our focus will be on seamlessly aligning and expanding our operational capabilities to drive efficiency, scale our shared services, and accelerate the deployment of innovative solutions across our newly expanded global footprint.”

AI Strategy Acceleration

The transaction significantly strengthens the combined entity’s AI capabilities, creating a full-stack AI offering. Target ’s enterprise AI consulting practice and dedicated R&D team will combine with Nuvini’s internal AI Lab, led by Chief AI Officer Phoebe Wang. Together, they will form a unified AI platform capable of delivering solutions from the product level (Nuvini SaaS) to the enterprise level. Nuvini’s portfolio companies will continue to serve as living labs for testing and validating AI solutions before scaling them to enterprise clients.

Transaction Timeline

The parties expect to complete the transaction by July 2026 , subject to closing conditions, including any required regulatory filings. The transaction is expected to be immediately accretive to Nuvini’s revenue, earnings, and EBITDA margins.

Advisors

BTIG, LLC is serving as exclusive financial advisor, and Sichenzia Ross Ference Carmel LLP is serving as legal advisor to Nuvini.

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading serial acquirer of business-to-business (B2B) software as a service (SaaS) companies. The Company focuses on acquiring profitable, high-growth SaaS businesses with strong recurring revenue and cash flow generation. Nuvini’s portfolio includes seven companies—Datahub, Effecti, Leadlovers, Ipê Digital (ssOtica), ONCLICK, Mercos, and Munddi—collectively serving over 22,400 customers. The Company reported R$193 million in net revenue, 62.1% gross margins, and 26.4% EBITDA margins for FY2024. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries. The company’s long-term vision is to buy, retain, and create value through strategic partnerships and operational expertise.

About The Target

The Target will be acquired from Beyondsoft Corporation, a global IT consulting and technology services firm with over two decades of proven excellence. Headquartered in Bellevue, WA, with operations spanning across the Americas, Europe, and Asia-Pacific, and a workforce of over 1,000 employees. Management of Target has projected that Target will generate approximately $112 million in revenue, 28.9% gross margins, and 14.0% EBITDA margins in FY2025. The Target maintains longstanding, anchor enterprise relationships with global blue-chip corporations.

Forward-Looking Statements

Statements about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. The Company cannot guarantee future results, levels of activity, performance, or achievements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation: the Company’s ability to complete the proposed acquisition on the anticipated timeline or at all; general market conditions that could affect the consummation of the proposed acquisition; the ability to realize anticipated synergies and growth projections; risks related to the integration of the acquired business; regulatory and geopolitical risks, including changes to Executive Order 14117 or related regulations; CFIUS review outcomes; the Company’s ability to retain key customers and personnel of the acquired business; and other factors discussed in the “Risk Factors” section of the Company’s Quarterly and Annual Reports filed with the Securities and Exchange Commission (“SEC”) and the risks described in other filings that the Company may make with the SEC. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Any forward-looking statements speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. We caution you, therefore, against relying on any of these forward-looking statements.

Investor Relations Contact

Sofia Toledo
ir@nuvini.co